# SEC Schedule 13G/A (Amendment No. 20) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zumiez Inc., CIK 0001318008
CUSIP: 989817101
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 4001 204th Street SW, Lynnwood, Washington (WA), 98036
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001323607

## Reporting persons
- Thomas D. Campion: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 835,862; sole dispositive power 835,862; aggregate amount beneficially owned 835,862 (4.93% of the class)
  Comment: Percentage of class based on 16,949,578 shares of the Issuer's Common Stock outstanding as of November 29, 2025 as reported on the Issuer's Quarterly Report filed on December 4, 2025

## Item 1. Issuer
Name of issuer: Zumiez Inc.
Address of issuer's principal executive offices: 4001 204th Street SW, Lynnwood, Washington 98036

## Item 2. Person Filing
Name of person filing: Thomas D. Campion
Address of principal business office or, if none, residence: 4001 204th Street SW, Lynnwood, Washington 98036
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 835,862
Percent of class: 4.93
Sole power to vote or to direct the vote: 835,862
Sole power to dispose or to direct the disposition: 835,862

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Thomas D. Campion: /s/ Thomas D. Campion, Thomas D. Campion (01/09/2026)